3-24-04

04017565

3/23

SE[illegible] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTEGRA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 EARLE BROWN DRIVE, SUITE 620
(No. and Street)

MINNEAPOLIS (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE REPUCCI 763-585-0503
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE + COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE. SOUTH SUITE 2400 (Address) BLOOMINGTON (City) MN (State) 55431-1115 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

RECEIVED
FEB 27 2004
187
PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LENZMEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTEGRA, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE HILDRE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 1,604,042	$ 1,539,871
Deposit with clearing broker	100,796	113,337
Commissions and other receivables	500,816	248,132
Deferred income taxes	12,275	-
Other current assets	60,065	36,772
Total Current Assets	2,277,994	1,938,112
PROPERTY AND EQUIPMENT, AT COST		
Computer and other equipment	196,717	191,697
Furniture and fixtures	91,569	82,370
Less: accumulated depreciation	(225,724)	(202,383)
Total Property and Equipment, Net	62,562	71,684
OTHER ASSETS		
Intangibles, net	2,196	12,191
Deposits	5,692	5,292
Deferred income taxes	2,035	-
Total Other Assets	9,923	17,483
TOTAL ASSETS	$ 2,350,479	$ 2,027,279

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 53,053	$ 161,039
Commissions payable	826,601	518,696
Accrued payroll and related taxes	94,310	85,939
Accrued expenses	8,704	16,502
Income taxes payable	7,473	-
Total Current Liabilities	990,141	782,176
MEMBERS' EQUITY	1,360,338	1,245,103
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,350,479	$ 2,027,279

See accompanying notes to consolidated financial statements.